UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Genie Energy Ltd.

(Name of Issuer)

Class B Common Stock, par value $0.01 per share

(Title of Class of Securities)

372284208

(CUSIP Number)

Howard S. Jonas
550 Broad Street
Newark, NJ 07102
(973) 438-1000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 28, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box:  ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the act (however, see the Notes).

SCHEDULE 13D

1	NAME OF REPORTING PERSON Howard S. Jonas I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES	7 SOLE VOTING POWER 3,619,853
BENEFICIALLY	8 SHARED VOTING POWER 1,805,323
OWNED BY	9 SOLE DISPOSITIVE POWER 3,619,853
EACH REPORTING WITH	10 SHARED DISPOSITIVE POWER 1,805,323
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,425,176
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.77%
14	TYPE OF REPORTING PERSON IN

SCHEDULE 13D

Item 1. Security and Issuer

Class B Common Stock – Genie Energy Ltd. (“Genie”)
550 Broad St., Newark, NJ, 07102

Item 2. Identity and Background

Mr. Howard S. Jonas. 520 Broad St., Newark, NJ 07102.  Mr. Jonas is the Chairman and Chief Executive Officer of IDT Corporation and the Chairman of the Board of Genie Energy Ltd. (the “Issuer” or “Genie”).  During the last five years, Mr. Jonas has not been convicted in a criminal proceeding. During the last five years, Mr. Jonas was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, nor a finding of any violation with respect to such laws. Mr. Jonas is a United States citizen.

Item 3. Source and Amount of Funds or Other Consideration

Not applicable.

Item 4. Purpose of Transaction

On October 28, 2011, in connection with IDT Corporation's pro rata spin-off of the Issuer's shares, Mr. Jonas, and entities deemed beneficially owned by Mr. Jonas, received stock of the Issuer.  Mr. Jonas received an additional 55,000 shares of restricted Class B common stock on November 3, 2011.

Item 5. Interest in Securities of the Issuer

Mr. Jonas’ Beneficial Ownership Consists of an aggregate of 1,574,326 shares of Genie Class A Common Stock (by virtue of the fact that they are convertible into Genie Class B common stock) and 3,850,850 shares of Genie Class B Common Stock, consisting of (i) 1,476,229 shares of Genie Class A Common Stock held by Mr. Jonas directly, (ii) 98,097 shares of Genie Class A Common Stock held by the Howard S. Jonas 2009 Annuity Trust I, (iii) 28,864 shares of Genie Class B Common Stock held by Mr. Jonas directly, (iv) an aggregate of 7,780 shares of Genie Class B Common Stock beneficially owned by custodial accounts for the benefit of the children of Mr. Jonas (of which Mr. Jonas is the custodian), (v) 388,716 shares of Genie Class B Common Stock owned by the Howard S. Jonas 2009 Annuity Trust I, (vi) 1,309,284 shares of Genie Class B Common Stock owned by the Howard S. Jonas 2009 Annuity Trust II, (vii) 2,114,760 shares of restricted Genie Class B Common Stock held by Mr. Jonas directly and (viii) 1,446 shares of Genie Class B Common Stock held by Mr. Jonas in his 401(k) plan account as of November 2, 2011. Does not include (i) an aggregate of 1,045,089 shares of Genie Class B Common Stock beneficially owned by trusts for the benefit of the children of Mr. Jonas, as Mr. Jonas does not exercise or share investment control of these shares, (ii) 275,047 shares of Genie Class B Common Stock owned by the Jonas Foundation, as Mr. Jonas is not deemed to beneficially own these shares and (iii) 600,006 shares of Genie Class B Common Stock owned by the Howard S. & Deborah Jonas Foundation, as Mr. Jonas is not deemed to beneficially own these shares. Mr. Jonas, with his wife Deborah Jonas, is the co-trustee of each of The Jonas Foundation and the Howard S. and Deborah Jonas Foundation.  Mr. Jonas is the trustee of the Howard S. Jonas 2009 Annuity Trust I and the Howard S. Jonas 2009 Annuity Trust II.  Mr. Jonas’ ownership as described above amounts to a 23.77% ownership of Genie’s Class B common stock assuming the conversion of Class A common stock into Class B common stock.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None.

Item 7. Material to be Filed as Exhibits

  None.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 7, 2011

/s/Howard S. Jonas
Howard S. Jonas